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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DUSA PHARMACEUTICALS, INC.
(Name of Subject Company)

CARACO ACQUISITION CORPORATION
(Name of Filing Person (Offeror))
a wholly-owned subsidiary of

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of Filing Person (Parent of Offeror))

SUN PHARMA GLOBAL, INC.
(Name of Filing Person (Other Person))

SUN PHARMACEUTICAL INDUSTRIES LIMITED
(Name of Filing Person (Other Person))

DILIP S. SHANGHVI
(Name of Filing Person (Other Person))

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

266898105
(CUSIP Number of Class of Securities)

Mukul Rathi
Caraco Acquisition Corporation
1150 Elijah McCoy Drive
Detroit, MI 48202
Telephone: (313) 871-8400
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street
6th Floor at Ford Field
Detroit, MI 48226
Tel: (313) 259-7777 Fax: (313) 393-7579

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Fling Fee(2)

$227,454,630	$31,024.81

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 25,027,683 shares of common stock, no par value, of DUSA Pharmaceuticals, Inc. outstanding multiplied by the offer price of $8.00 per share, (ii) 2,310,874 shares of common stock issuable pursuant to outstanding options multiplied by the offer price of $8.00 per share less $4.13, which is the weighted average excercise price of outstanding options, (iii) 1,549,000 outstanding restricted shares multiplied by the offer price of $8.00 per share, and (iv) 1,145,259 shares of common stock issuable pursuant to outstanding warrants multiplied by the offer price of $8.00 per share less $2.85, which is the exercise price of outstanding warrants. The calculation of the filing fee is based on information provided by DUSA Pharmaceuticals, Inc. as of November 8, 2012.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Caraco Acquisition Corporation, a New Jersey corporation (the "Purchaser") and a wholly owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation ("CPL") and subsidiary of Sun Pharmaceutical Industries Limited, an Indian corporation ("Sun Pharma"), for all of the outstanding shares of common stock, no par value per share ("Shares"), of DUSA Pharmaceuticals Inc., a New Jersey corporation ("DUSA"), at a price of $8.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 21, 2012 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the "Offer." CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands ("Sun Global"), and Sun Pharma. Sun Global is wholly owned by Sun Pharma. Dilip S. Shanghvi is the controlling shareholder of Sun Pharma.

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

    DUSA Pharmaceuticals, Inc.
    25 Upton Drive
    Wilmington, MA 01887
    978-657-7500

        (b)    Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. As of November 8, 2012, based on information provided by DUSA, 25,027,683 Shares, 2,310,874 options to purchase Shares, 1,549,000 restricted shares and 1,145,259 warrants to purchase Shares were outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth under the caption The Tender Offer—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 8 ("Certain Information Concerning CPL, Sun Pharma and the Purchaser") and Schedule I attached thereto.

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 8 ("Certain Information Concerning CPL, Sun Pharma and the Purchaser")

    The Tender Offer—Section 10 ("Background of the Offer; Past Contacts or Negotiations with DUSA")

    The Tender Offer—Section 11 ("The Merger Agreement; Other Agreements")

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 10 ("Background of the Offer; Past Contacts or Negotiations with DUSA")

    The Tender Offer—Section 11 ("The Merger Agreement; Other Agreements")

    The Tender Offer—Section 12 ("Purpose of the Offer; Plans for DUSA")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 12 ("Purpose of the Offer; Plans for DUSA")

        (c)    (1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 9 ("Source and Amount of Funds")

    The Tender Offer—Section 10 ("Background of the Offer; Past Contacts or Negotiations with DUSA")

    The Tender Offer—Section 11 ("The Merger Agreement; Other Agreements")

    The Tender Offer—Section 12 ("Purpose of the Offer; Plans for DUSA")

    The Tender Offer—Section 13 ("Certain Effects of the Offer")

    The Tender Offer—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 9 ("Source and Amount of Funds")

    The Tender Offer—Section 10 ("Background of the Offer; Past Contacts or Negotiations with DUSA")

    The Tender Offer—Section 11 ("The Merger Agreement; Other Agreements")

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    The Tender Offer—Section 8 ("Certain Information Concerning CPL, Sun Pharma and the Purchaser") and Schedule I attached thereto.

    The Tender Offer—Section 12 ("Purpose of the Offer; Plans for DUSA")

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

    The Tender Offer—Section 10 ("Background of the Offer; Past Contacts or Negotiations with DUSA")

    The Tender Offer—Section 18 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)    Financial Information.    Not Applicable.

        (b)    Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    The Tender Offer—Section 10 ("Background of the Offer; Past Contacts or Negotiations with DUSA")

    The Tender Offer—Section 11 ("The Merger Agreement; Other Agreements")

    The Tender Offer—Section 12 ("Purpose of the Offer; Plans for DUSA")

    The Tender Offer—Section 13 ("Certain Effects of the Offer")

    The Tender Offer—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 21, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)
Press Release issued by Sun Pharmaceutical Industries Limited and DUSA Pharmaceuticals, Inc. on November 8, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012)
(a)(1)(G)	Summary Advertisement as published in the New York Times on November 21, 2012.
(a)(5)
Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello V. Doman, et al., Docket No. MER-L-2688-12 (incorporated by reference to Exhibit (a)(10) to Schedule 14D-9 filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 21, 2012).
(d)(1)
Agreement and Plan of Merger, dated as of November 8, 2012, by and among Sun Pharmaceutical Industries Limited, Caraco Acquisition Company and DUSA Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).
(d)(2)	Confidentiality Agreement dated May 11, 2012 by and between DUSA Pharmaceuticals, Inc. and Sun Pharmaceutical Industries, Inc.

Exhibit No.	Description
(d)(3)	Form of Support Agreement (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Caraco Acquisition Corporation and Dilip S. Shanghvi with the Securities and Exchange Commission on November 21, 2012).

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012

CARACO ACQUISITION CORPORATION
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	President
SUN PHARMACEUTICAL INDUSTRIES LIMITED
By:	/s/ DILIP S. SHANGHVI
	Name:	Dilip S. Shanghvi
	Title:	Managing Director
SUN PHARMA GLOBAL, INC.
By:	/s/ HARIN MEHTA
	Name:	Harin Mehta
	Title:	Managing Director
CARACO PHARMACEUTICAL LABORATORIES, LTD.
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	Interim Chief Financial Officer
DILIP S. SHANGHVI
/s/ DILIP S. SHANGHVI Dilip S. Shanghvi

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 21, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)
Press Release issued by Sun Pharmaceutical Industries Limited and DUSA Pharmaceuticals, Inc. on November 8, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012)
(a)(1)(G)	Summary Advertisement as published in the New York Times on November 21, 2012.
(a)(5)
Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello V. Doman, et al., Docket No. MER-L-2688-12 (incorporated by reference to Exhibit (a)(10) to Schedule 14D-9 filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 21, 2012).
(d)(1)
Agreement and Plan of Merger, dated as of November 8, 2012, by and among Sun Pharmaceutical Industries Limited, Caraco Acquisition Company and DUSA Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).
(d)(2)	Confidentiality Agreement dated May 11, 2012 by and between DUSA Pharmaceuticals, Inc. and Sun Pharmaceutical Industries, Inc.
(d)(3)
Form of Support Agreement (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Caraco Acquisition Corporation and Dilip S. Shanghvi with the Securities and Exchange Commission on November 21, 2012).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX